07023349

DYNO
Dyno Nobel

Dyno Nobel Limited
ACN 117 733 463
Level 24, AGL Centre
111 Pacific Hwy, North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

The Securities and Exchange Commission
100 F Street, Street N.E.
Washington DC 20549
USA

Date 30/04/2007

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 0 7 2007
WASH. D.C.
185

Dear Sir or Madam,

REFERENCE: 34952
Dyno Nobel Limited – Filing Pursuant to Rule 12g3-2(b) Exemption

Pursuant to Rule 12g3-2(b) of the Securities and Exchange Act 1934, please find **enclosed** an announcement lodged with the Australian Stock Exchange.

Yours faithfully,

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary
Phone: +612 9968 9000
e-mail: julianne.lyall-anderson@ap.dynonobel.com

PROCESSED
MAY 1 5 2007
THOMSON
FINANCIAL

dlw 5/10

DYNO
Dyno Nobel

Dyno Nobel Limited
ACN 117 733 463
Level 24, AGL Centre
111 Pacific Hwy, North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

27 April 2007

The Manager, Companies
Australian Stock Exchange Limited
Company Announcements Office
Level 4, 20 Bridge Street
Sydney NSW 2000

Dear Sir,

RE: DIVIDEND PAYMENT AND DRP ALLOTMENT

The Company advises that payment of the dividend of 2.8 cents per fully paid ordinary share, unfranked, has been made today.

In addition, in accordance with the Company's Dividend Reinvestment Plan (**DRP**) the Company has today issued 4,718,814 fully paid ordinary shares to those shareholders participating in full or in part in the DRP. Shareholder participants in the DRP represent 48.59% of the total issued capital prior to the allotment. The issue price of shares issued to shareholder participants under the DRP is $2.32 per share.

Further, under the Company's DRP Underwriting Agreement with Macquarie Equity Capital Markets Limited, the Company has today issued a further 5,006,898 fully paid ordinary shares at an issue price of $2.38 per share (which represents the price determined under the rules of the DRP before the application of the 2.5% discount which applies to shareholder participants in the DRP).

An Appendix 3B regarding the above share issues, and a cleansing statement under section 708A(5) of the Corporations Act in connection with the issue of shares under the DRP Underwriting Agreement, are attached.

Yours sincerely

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary

DYNO
Dyno Nobel

Dyno Nobel Limited
ACN 117 733 463
Level 24, AGL Centre
111 Pacific Hwy, North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

27 April 2007

Company Announcements Office
Australian Stock Exchange Limited

Dear Sir/Madam,

Cleansing Statement

The following statement is made in relation to the Appendix 3B announcement of 27 April 2007 advising of the issue and allotment of 5,006,898 fully paid ordinary shares in the Company pursuant to the Company's DRP Underwriting Agreement.

In accordance with the requirements of section 708A(5)(e) of the Corporations Act 2001 (the ***Act***), the Company confirms as follows.

1. The Company issued the shares pursuant to the Company's DRP Underwriting Agreement without disclosure to investors under Part 6D.2 of the Act.
2. As at the date of this notice:
   (a) the Company has complied with the provisions of Chapter 2M of the Act as they apply to the Company; and
   (b) the Company has complied with section 674 of the Act.
3. There is no excluded information (as that expression is defined in sub-sections 708A(7) and 708A(8) of the Act) in relation to the Company.

Yours sincerely

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Dyno Nobel Limited

ABN

44 117 733 463

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	9,725,712
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Dividend Reinvestment Plan - allotment of 4,718,814 fully paid ordinary shares to 2947 shareholders participating in the DRP at the record date of 3 April 2007 for entitlement to the dividend payable on 27 April 2007. DRP Underwriting Agreement between Dyno Nobel Limited and Macquarie Equity Capital Markets Limited - allotment of 5,006,898 fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	For Dividend Reinvestment Plan: $2.32 For DRP Underwriting Agreement: $2.38
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	In satisfaction of the terms and conditions of the Dyno Nobel Limited Dividend Reinvestment Plan. In satisfaction of the terms and conditions of the DRP Underwriting Agreement between Dyno Nobel Limited and Macquarie Equity Capital Markets Limited.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	27 April 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	815,667,236	Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	19,625,000	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Not applicable

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	Not applicable
13	Ratio in which the +securities will be offered	Not applicable
14	+Class of +securities to which the offer relates	Not applicable
15	+Record date to determine entitlements	Not applicable
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable
17	Policy for deciding entitlements in relation to fractions	Not applicable
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Not applicable
19	Closing date for receipt of acceptances or renunciations	Not applicable

+ See chapter 19 for defined terms.

20	Names of any underwriters	Not applicable
21	Amount of any underwriting fee or commission	Not applicable
22	Names of any brokers to the issue	Not applicable
23	Fee or commission payable to the broker to the issue	Not applicable
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not applicable
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not applicable
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable
28	Date rights trading will begin (if applicable)	Not applicable
29	Date rights trading will end (if applicable)	Not applicable
30	How do +security holders sell their entitlements *in full* through a broker?	Not applicable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not applicable

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable
33	+Despatch date	Not applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	Not applicable
39	Class of +securities for which quotation is sought	Not applicable
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Not applicable
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	Not applicable

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	Not applicable	Not applicable

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: J Lyall-Anderson .... Date: 27 April 2007
(Company secretary)

Print name: .JULIANNE LYALL-ANDERSON

== == == == ==

+ See chapter 19 for defined terms.

DYNO
Dyno Nobel

Dyno Nobel Limited
ACN 117 733 463
Level 24, AGL Centre
111 Pacific Hwy, North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

The Securities and Exchange Commission
100 F Street, Street N.E.
Washington DC 20549
USA

Date 30/04/2007

Dear Sir or Madam,

REFERENCE: 34952
Dyno Nobel Limited – Filing Pursuant to Rule 12g3-2(b) Exemption

Pursuant to Rule 12g3-2(b) of the Securities and Exchange Act 1934, please find **enclosed** an announcement lodged with the Australian Stock Exchange.

Yours faithfully,

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary
Phone: +612 9968 9000
e-mail: julianne.lyall-anderson@ap.dynonobel.com

DYNO
Dyno Nobel

23 April 2007

Dyno Nobel Limited
ABN 44 117 733 463
Level 24, 111 Pacific Hwy,
North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

The Manager, Companies
Australian Stock Exchange Limited
Company Announcements Office
Level 4, 20 Bridge Street
Sydney NSW 2000

Dear Sir,

RE: Final dividend payable on 27 April 2007

Dyno Nobel Limited advises that in respect of the shares to be issued under the Dividend Reinvestment Plan on 27 April 2007, the issue price, after adjusting for the 2.5% discount is A$2.32.

The Dividend Reinvestment Plan Underwriting arrangement for this dividend will be at the undiscounted issue price.

Yours sincerely

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary

DYNO
Dyno Nobel

Dyno Nobel Limited
ACN 117 733 463
Level 24, AGL Centre
111 Pacific Hwy, North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

The Securities and Exchange Commission
100 F Street, Street N.E.
Washington DC 20549
USA

Date 30/04/2007

Dear Sir or Madam,

REFERENCE: 34952
Dyno Nobel Limited – Filing Pursuant to Rule 12g3-2(b) Exemption

Pursuant to Rule 12g3-2(b) of the Securities and Exchange Act 1934, please find **enclosed** an announcement lodged with the Australian Stock Exchange.

Yours faithfully,

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary
Phone: +612 9968 9000
e-mail: julianne.lyall-anderson@ap.dynonobel.com

ASX Announcement/Media Release

27 April 2007

Dyno Nobel re-enters southern African market with 50 percent stake in Sasol Dyno Nobel

Dyno Nobel Limited (ASX: DXL) today announced that it had signed an agreement to acquire a 50 percent stake in Sasol Dyno Nobel (SDN), a South African initiation systems manufacturer, for US$34.5 million.

Dyno Nobel Limited Chief Executive Officer, Mr Peter Richards said, "The stake in SDN is aligned to our strategy of leveraging our core technologies through re-entering previously exited markets. This will provide direct access to the attractive southern African market that is undergoing a conversion away from the older cap and safety fuse products to non-electric initiation systems.

Dyno Nobel previously owned a 40 percent stake in SDN prior to Industri Kapital selling the Dyno Nobel Group, including all joint venture interests, to the Macquarie Bank led consortium in December 2005.

Dyno Nobel has purchased a 50 percent stake in SDN as part of its commitment to re-enter markets where there is clear customer demand for Dyno Nobel's products and expertise gained from its previous partnership with Sasol, a major publicly listed, South African-based energy company.

Commenting on the southern African resource market, Mr Richards said, "This region is one of the world's great mining regions which continues to see major investment in new mines. In addition, improved mining practices have directly resulted in increased demand for more technically advanced explosives products."

"Demand for non-electric initiating systems is expected to triple in the next three years and this places Sasol Dyno Nobel in an excellent position to leverage growth opportunities in the region," Mr Richards said.

In addition, the investment is expected to diversify Dyno Nobel's manufacturing footprint.

Mr Richards stated that because of the Company's history in South Africa and previous working relationship with Sasol, one of the major advantages of the investment was being able to leverage the level of knowledge of customers, the market and operating environment.

The acquisition is at a 2007 forecast EBITDA multiple of below 6.5 times (before synergies) and will be EPS accretive in the first 12 months. It will be funded from existing facilities and closing is expected to take place within 10 days following approval of the transaction by the South African Competition Tribunal and their issuance of a merger clearance certificate.

Sasol Industries will maintain a 50 percent holding in SDN.

-ENDS-

For media enquires contact:

Gloria Barton, Cannings 0413 520 603
Peter Brookes, Cannings 0407 911 389

Background

Dyno Nobel (ASX – DXL) is a leading supplier of industrial explosives and blasting services to the mining, quarrying, seismic and construction industries. Dyno Nobel is the market leader in North America - the largest explosives market in the world - and the second largest supplier in Australia - the third largest explosives market in the world.

Dyno Nobel employs more than 3,500 people and has 36 manufacturing facilities in Australia, Canada, the US and Mexico. Dyno Nobel has a market capitalisation of approximately AU$2 billion. Dyno Nobel is renowned for its excellent safety performance and as a provider of innovative explosive products and services, which together deliver groundbreaking performance for its customers.

Sasol Limited

Sasol Limited is a global energy company, headquartered in Johannesburg, South Africa. It is engaged in the commercial production and marketing of chemicals and liquid fuels; with a growing interest in oil and gas exploration.

Sasol was established in 1950 by the South African government to manufacture fuels and chemicals from indigenous raw materials. The company has developed world-leading technology for the commercial production of synthetic fuels and chemicals from low-grade coal as well as the conversion of natural gas to environment-friendly fuels and chemicals.

Sasol employs 30,000 people and is listed on the Johannesburg Securities Exchange (JSE), symbol SOL and the New York Stock Exchange (NYSE), symbol SSL.